UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Perry Ellis International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

288853104
(CUSIP Number)

CHRISTOPHER S. KIPER LEGION PARTNERS ASSET MANAGEMENT, LLC 9401 Wilshire Blvd, Suite 705 Beverly Hills, CA 90212 (310) 729-8588	DEBRA SMITH CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM 100 Waterfront Place, MS 04 West Sacramento, CA 95605 (916) 414-7551

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 313,143
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 313,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 583,204
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 583,204
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 35,252
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 35,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,599
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,599
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,799
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,799
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,799
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,799
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON California State Teachers’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California Government Pension Plan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,913
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,110
	10	SHARED DISPOSITIVE POWER 9,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Robert L. Mettler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Darrell Ross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a)	This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);

(ii)	Legion Partners Special Opportunities, L.P. I, a Delaware limited partnership (“Legion Partners Special I”);

(iii)	Legion Partners, L.P., II, a Delaware limited partnership (“Legion Partners II”);

(iv)	Legion Partners, LLC, a Delaware limited liability company (“Legion Partners LLC”), which serves as the general partner of each of Legion Partners I, Legion Partners Special I and Legion Partners II;

(v)	Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I,

(vi)
Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and managing member of Legion Partners LLC;

(vii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(viii)	Bradley S. Vizi, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(ix)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(x)	California State Teachers’ Retirement System (“CalSTRS”), a California Government Employee Benefit Plan;

(xi)	Robert L. Mettler, as a nominee for election to the Board of Directors of the Issuer (the “Board”);

(xii)	Darrell Ross, as a nominee for election to the Board; and

(xiii)	Joshua E. Schechter, as a nominee for election to the Board and collectively with the other nominees for election to the Board (the “Nominees”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons other than CalSTRS may collectively be referred to as “Legion Partners.” CalSTRS is a limited partner of each of Legion Partners I, Legion Partners Special I, and Legion Partners II, and is a member of Legion Partners LLC.  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each member of Legion Partners is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212. The address of the principal office of CalSTRS is 100 Waterfront Place, MS 04, West Sacramento, California 95605. The business address of Mr. Mettler is P.O. Box 1209, Rancho Santa Fe, California 92067.  The business address of Mr. Ross is 9 Ross Simons Drive, Cranston, Rhode Island 02920.  The business address of Mr. Schechter is 302 South Mansfield Avenue, Los Angeles, California 90036.

CUSIP NO. 288853104

(c)           The principal business of Legion Partners I is investing in securities. The principal business of Legion Partners Special I is investing in securities. The principal business of Legion Partners II is investing in securities. The principal business of Legion Partners LLC is serving as the general partner of each of Legion Partners I, Legion Partners Special I and Legion Partners II.  The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners Special I and Legion Partners II. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and managing member of Legion Partners LLC.  The principal occupation of each of Messrs. Kiper, Vizi and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings. The principal business of CalSTRS is providing retirement related benefits and services to teachers in public schools and community colleges in California. Mr. Mettler is a retired executive currently serving as a director or Barington/Hilco Acquisition Corp. The principal occupation of Mr. Ross is serving as CEO and President of Luxury Brand Holdings. The principal occupation of Mr. Schechter is serving as the Executive Chairman of Aderans America Holdings, Inc.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Kiper, Vizi, White, Mettler, Ross and Schechter is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners Special I, Legion Partners II and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 313,143 Shares owned directly by Legion Partners I is approximately $3,843,557, including brokerage commissions. The aggregate purchase price of the 583,204 Shares owned directly by Legion Partners Special I is approximately $9,119,513, including brokerage commissions. The aggregate purchase price of the 35,252 Shares owned directly by Legion Partners II is approximately $604,570, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $4,766, including brokerage commissions.

The Shares purchased by CalSTRS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 31,913 Shares beneficially owned by CalSTRS is approximately $597,483, including brokerage commissions.

CUSIP NO. 288853104

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 8, 2015, Legion Partners Holdings delivered a letter to the Issuer nominating the Nominees, as set forth therein, for election to the Board at the Issuer’s 2015 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”). In the letter, Legion Partners Holdings also notified the Issuer as to the submission of two business proposals to be presented at the Annual Meeting.  The first proposal recommends that that the Issuer take the necessary steps to reorganize the Board into one class subject to election each year. The second proposal recommends that the Issuer implement a policy requiring that the Board’s Chairman be a director who is “independent” from the Issuer, according to the definition set forth in the NASDAQ listing standards.  The Reporting Persons intend to engage in discussions with management, the Board and shareholders of the Issuer regarding the nomination of directors at the Annual Meeting, the composition of the Issuer’s Board generally and the business proposals they seek to bring forth at the Annual Meeting. A copy of the press release announcing the submission of the letter and disclosing the biographies of the Nominees is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 15,341,000 Shares outstanding as of April 7, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2015 filed with the Securities and Exchange Commission on April 14, 2015.

A.	Legion Partners I

(a)	As of the close of business on May 7, 2015, Legion Partners I beneficially owned directly 313,143 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 313,143
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 313,143

(c)	Legion Partners I has not entered into any transactions in the Shares since the filing of Amendment No. 2.

B.	Legion Partners Special I

(a)	As of the close of business on May 7, 2015, Legion Partners Special I beneficially owned directly 583,204 Shares.

Percentage: Approximately 3.8%

CUSIP NO. 288853104

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 583,204
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 583,204

(c)	Legion Partners Special I has not entered into any transactions in the Shares since the filing of Amendment No. 2.

C.	Legion Partners II

(a)	As of the close of business on May 7, 2015, Legion Partners II beneficially owned directly 35,252 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,252
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,252

(c)	Legion Partners II has not entered into any transactions in the Shares since the filing of Amendment No. 2.

D.	Legion Partners LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners Special I, and Legion Partners II, Legion Partners LLC may be deemed the beneficial owner of the (i) 313,143 Shares owned by Legion Partners I, (ii) 583,204 Shares owned by Legion Partners Special I and (iii) 35,252 Shares owned by Legion Partners II.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 931,599
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 931,599

(c)	Legion Partners LLC has not entered into any transactions in the Shares since the filing of Amendment No. 2.

E.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners Special I, and Legion Partners II may be deemed the beneficial owner of the (i) 313,143 Shares owned by Legion Partners I, (ii) 583,204 Shares owned by Legion Partners Special I and (iii) 35,252 Shares owned by Legion Partners II.

Percentage: Approximately 6.1%

CUSIP NO. 288853104

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 931,599
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 931,599

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of Amendment No. 2.

F.	Legion Partners Holdings

(a)
As of the close of business on May 7, 2015, Legion Partners Holdings beneficially owns 200 Shares directly. As the sole member of Legion Partners Asset Management and managing member of Legion Partners LLC, Legion Partners Holdings may also be deemed the beneficial owner of the (i) 313,143 Shares owned by Legion Partners I, (ii) 583,204 Shares owned by Legion Partners Special I and (iii) 35,252 Shares owned by Legion Partners II.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 931,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 931,799

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 2.

G.	Messrs. Kiper, Vizi and White

(a)
Each of Messrs. Kiper, Vizi and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 313,143 Shares owned by Legion Partners I, (ii) 583,204 Shares owned by Legion Partners Special I, (iii) 35,252 Shares owned by Legion Partners II and 200 Shares owned by Legion Partners Holdings.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 931,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 931,799

(c)	None of Messrs. Kiper, Vizi or White has entered into any transactions in the Shares since the filing of Amendment No. 2.

H.	CalSTRS

(a)	As of the close of business on May 7, 2015, CalSTRS beneficially owned 31,913 Shares.

Percentage: Less than 1%

CUSIP NO. 288853104

(b)	1. Sole power to vote or direct vote: 22,110
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,110
4. Shared power to dispose or direct the disposition: 9,803*

*The power to dispose or to direct the disposition of 1,101 Shares is shared with BlackRock Institutional Trust Company, N.A. (“BTC”). CalSTRS has been informed by BTC that its principal business is to provide diversified investment management and securities lending services to institutional clients, intermediary and individual investors through various investment vehicles and that its business address is 400 Howard Street, San Francisco, CA 94105. In addition, BTC has further informed CalSTRS that on January 20, 2012, BTC entered into an Offer of Settlement (the "Agreement") with the CFTC and consented to the entry of an Order, which makes findings and imposes remedial sanctions against BTC. Without admitting or denying wrongdoing, BTC agreed to the imposition of a $250,000 penalty and the entry of the Order to resolve allegations by the CFTC that two trades by BTC violated Section 4c(a)(1) of the Commodity Exchange Act and CFTC Regulation 1.38(a). BTC also agreed to refrain from any further violations of the above-mentioned statutory provisions. The CFTC did not allege, nor find, that any clients of BTC or any related affiliate were harmed in any way. In the previous five years, BTC has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order (with the exception of the Agreement) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The power to dispose or to direct the disposition of 8,702 Shares is shared with Matarin Capital Management (“Matarin”). CalSTRS has been informed by Matarin that its principal business is to provide diversified investment management to institutional clients, intermediary and individual investors through various investment vehicles and that its business address is 1 Dock St., Suite 320, Stamford, CT 06902. In the previous five years, Matarin has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The transactions in the Shares by CalSTRS since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

I.	Messrs. Mettler, Ross and Schechter

(a)	As of the close of business on May 7, 2015, Messrs. Mettler, Ross and Schechter did not own any shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 288853104

(c)	None of Messrs. Mettler, Ross and Schechter has entered into any transactions in the Shares since the filing of Amendment No. 2.

An aggregate of 963,712 Shares, constituting approximately 6.3% of the Shares outstanding, is reported in this Amendment No. 3.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 8, 2015 the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (iii) Legion Partners Holdings agreed to pay directly all pre-approved expenses incurred in connection with the Solicitation.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Legion Partners Holdings has agreed to indemnify each of the Nominees against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press release dated May 8, 2015

99.2	Joint Filing and Solicitation Agreement

99.3	Form of Indemnification Agreement

99.4	Powers of Attorney

CUSIP NO. 288853104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2015

Legion Partners, L.P. I

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

CUSIP NO. 288853104

/s/ Christopher S. Kiper
Christopher S. Kiper Individually and as attorney-in-fact for Robert L. Mettler, Darrell Ross and Joshua E. Schechter

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Raymond White
Raymond White

California State Teachers’ Retirement System

By:	/s/ Debra Smith
	Name:	Debra Smith
	Title:	Chief Operating Investment Officer

CUSIP NO. 288853104

SCHEDULE A

Transactions in the Shares since Amendment No. 2

Nature of Transaction	Price Per Share($)	Securities Purchased/(Sold)	Date of Purchase/Sale

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM
Sale of Common Stock	23.92	(100)	04/30/2015